                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].


For the fiscal year ended DECEMBER 31, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].





FOR THE TRANSITION PERIOD FROM ________________ TO ___________________


                        Commission File Number 001-05620

               A. Full title of the plan and the address of the plan, if
                  different from that of the issuer named below:

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN
       (FORMERLY KNOWN AS SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN)


               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SAFEGUARD SCIENTIFICS, INC.
                           800 THE SAFEGUARD BUILDING
                              435 DEVON PARK DRIVE
                                 WAYNE, PA 19087

                              REQUIRED INFORMATION


(1)      Financial Statements

         The following statements, including Independent Auditors' Report thereon, of Safeguard Scientifics, Inc. Retirement Plan are submitted herewith:

         Statements of Net Assets Available for Plan Benefits, December 31, 2000 and 1999

         Statements of Changes in Net Assets Available for Plan Benefits, Years ended December 31, 2000, 1999, and 1998

         Notes to Financial Statements

         Schedule I - Schedule of Assets Held for Investment Purposes

         Schedule II - Reportable Transactions

         The Schedules for which provisions are made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Safeguard Scientifics, Inc. Retirement Plan.

(2)      Exhibits

         The following Exhibits are submitted herewith:

         Exhibit 23 - Consent of Independent Auditors

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Safeguard Scientifics, Inc. Retirement Plan Committee have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            SAFEGUARD SCIENTIFICS, INC.
                                            RETIREMENT PLAN COMMITTEE




Date:  June 28, 2001                        By: /s/   Joseph R. DeSanto
                                               ---------------------------------
                                                     Vice President and Trustee

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN
       (FORMERLY KNOWN AS SAFEGUARD SCIENTIFICS, INC. STOCK SAVINGS PLAN)

                 Financial Statements and Supplemental Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                                TABLE OF CONTENTS



                                                                                         PAGE
Independent Auditors' Report                                                                1

Statement of Net Assets Available for Plan Benefits, December 31, 2000 and 1999             2

Statements of Changes in Net Assets Available for Plan Benefits,
    Years ended December 31, 2000, 1999, and 1998                                           3

Notes to Financial Statements                                                               4


SCHEDULES:

I   Schedule of Assets Held for Investment Purposes                                        13

II  Schedule of Reportable Transactions                                                    14

                          INDEPENDENT AUDITORS' REPORT



Trustees of Safeguard Scientifics, Inc.
Retirement Plan:


We have audited the accompanying statements of net assets available for plan benefits of Safeguard Scientifics, Inc. Retirement Plan, formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Safeguard Scientifics, Inc. Retirement Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
--------------------------
Philadelphia, Pennsylvania

June 27, 2001

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999





                                                   2000                 1999
                                                -----------          ----------
Investments (notes 4)                           $12,304,631          53,216,289

Contributions receivable:
    Employer's contribution                          28,097              27,769
    Participant's contribution                       89,081                  --

Loan to participants                                101,019              93,118
                                                -----------          ----------

Net assets available for plan benefits          $12,522,828          53,337,176
                                                ===========          ==========



See accompanying notes to financial statements.

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 2000, 1999 and 1998





                                                                  2000                  1999                1998
                                                              ------------           ----------          -----------
Additions:
    Participant contributions                                 $  1,746,004              815,956              876,591
    Employer contributions                                         316,915              213,291              197,280
    Dividends and interest                                         231,684              400,530               62,781
    Net appreciation (depreciation) in fair value of
       investments                                             (42,596,390)          45,797,568             (539,342)
    Loan interest                                                    7,374               13,197               19,979
                                                              ------------           ----------          -----------
            Total additions                                    (40,294,413)          47,240,542              617,289
                                                              ------------           ----------          -----------

Deductions:
    Benefits paid                                                  993,606            9,158,186           11,414,450
                                                              ------------           ----------          -----------
            Net increase (decrease)                            (41,288,019)          38,082,356          (10,797,161)

Transfer from the aligne, inc. 401(k) plan                         473,671                   --                   --

Net assets available for plan benefits:
    Beginning of year                                           53,337,176           15,254,820           26,051,981
                                                              ------------           ----------          -----------
    End of year                                               $ 12,522,828           53,337,176           15,254,820
                                                              ============           ==========          ===========

See accompanying notes to financial statements.

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)      DESCRIPTION OF THE PLAN

         The following description of the Safeguard Scientifics, Inc. Retirement Plan (the Plan), formerly known as the Safeguard Scientifics, Inc. Stock Savings Plan, provides general information only. Participants should refer to the Plan agreement for more complete information.

         (a)      GENERAL

                  The Plan is a contributory defined contribution plan established in 1981 by Safeguard Scientifics, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has the right under the Plan to amend, modify, suspend or terminate the Plan at any time. A committee of individuals (Plan Trustees) appointed by the Plan Administrator is generally responsible for the operations of the Plan.

         (b)      ELIGIBILITY

                  Eligible employees in 2000 included salaried and hourly employees of the Company, Technology Leaders Management, Inc., Safeguard International Group, Inc., Safeguard International Management, LLC, Penn-Sylvan Management, Inc., and aligne, inc. (aligne) subsidiaries of the Company (collectively, the Employers). However, any person whose terms and conditions of employment are determined through collective bargaining is not an eligible employee unless the collective bargaining agreement provides for the inclusion of such person in the Plan. The Employers do not have any collective bargaining agreements at December 31, 2000.

                  Effective June 1, 2000, the aligne 401(k) Plan merged into the Plan. As a result, all account balances under the aligne 401(k) Plan became account balances under the Plan. aligne, a wholly owned subsidiary of the Company, became a participating affiliate in the Plan and employees of aligne became eligible to participate in the Plan.

         (c)      CONTRIBUTIONS

                  Participants may contribute from 2% to 14% of eligible compensation immediately upon hire. As of January 1, 2001, participants may defer up to 15% of eligible compensation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan.

                  The Plan also permits participants to roll over certain amounts received from another qualified retirement plan.

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


                  Before October 1, 1991, the Plan allowed after-tax contributions which became part of a participant's After-Tax Voluntary Contribution Sub account. Although after-tax contributions are no longer allowed under the Plan, such contributions made to the Plan prior to October 1, 1991, continue to be held in the Plan.

                  Contributions by the Employers are made on a matched basis at a rate of 75% of participant deferred compensation up to a maximum of 3% of eligible compensation. Plan participants are eligible for the employer contributions one year after their date of hire.

                  Total contributions in a plan year may not exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

         (d)      PLAN AMENDMENTS

                  During 2000, the Plan adopted a prototype plan document. As a result a number of changes were made to the Plan. The following is a summary of these changes.

                  Effective November 1, 2000, all participants were immediately vested in Employers' current and previous non-discretionary matching contributions. Also effective November 1, 2000, the Plan revised the eligibility requirements to make participants eligible for participation in the Matching contributions as of their date of hire.

                  Effective January 1, 2001, the Plan added a profit sharing feature, which will allow the Employers to make annual discretionary contributions to eligible employees. The vesting period for profit sharing contributions is five years.

                  Effective January 1, 2001, the Employers matching contribution will match 100% of the first 3% contributed by participants and 50% of the next 2%.

         (e)      PARTICIPANT ACCOUNTS

                  At December 31, 2000 and 1999 participant contributions were invested as directed by each participant in fourteen and five separate investments, respectively. As of November 2000, participants were able to select the use of a self-directed brokerage account. Participants may change investment options daily, and can change their contribution percentage monthly.

                  In the event a participant fails to submit written notice of allocation, contributions will be invested at the discretion of the Plan Administrator.

                  Interest, dividends and other income earned by the investment funds are reinvested in the same funds. Such amounts are allocated to participants based upon the proportion of a participant's balance to that total fund balance.

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         (f)      PARTICIPANT LOANS

                  Eligible participants may borrow up to 50% of their account balance. The minimum and maximum loan amount is $1,000 and $50,000, respectively. Loans bear interest at a rate equal to prime plus 2% and must be repaid within five years or, when the proceeds of a loan are used to purchase a dwelling unit, 15 years.

         (g)      VESTING

                  Participants are immediately vested in all contributions they make to the Plan as well as all earnings (losses) on such investments. Employers' contributions become fully vested after the earlier of three years of employment, two years of participation in the Plan, or upon death, disability or retirement. Effective November 1, 2001, participants were immediately vested in Employers' non-discretionary matching contributions. There is a five-year vesting period for discretionary profit sharing contributions.

         (h)      PAYMENT OF BENEFITS

                  Upon retirement, death, disability or termination of service (subject to vesting requirements), participants or beneficiaries are entitled to a distribution equal to the total value of their accounts, and under certain circumstances the Plan Administrator may distribute all of a participant's account if that participant is no longer eligible to make contributions to the Plan. Participants experiencing serious financial hardships may also be entitled to a distribution upon approval of the Plan Administrator. Such distributions may be made:

                  (1)      in cash as a lump-sum payment;

                  (2) in common stock for the value of an individual's investment in that common stock;

                  (3)      in the form of installments over a fixed period; or

                  (4) under other methods of payment that may be adopted and applied uniformly among all Plan participants by the Plan Administrators.

                  Request for distribution of a participant's account will be processed as soon as possible following the event (i.e., termination, retirement, disability or death) that calls for distribution.

         (i)      FORFEITURES

                  Forfeited amounts of $12,934 , $15,108 and $2,435 were used to reduce employer's contributions under the Plan in 2000, 1999 and 1998, respectively, and were allocated to participant accounts as if they were contributed by the Employers.

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         (j)      PLAN TERMINATION

                  Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant will immediately become fully vested and be entitled to full distribution of its share of the Plan. In addition, each of the Employers has the right to discontinue its contributions at any time. None of the Employers have expressed any intent to discontinue contributions.

         (k)      ADMINISTRATIVE EXPENSES

                  Administrative expenses have been paid by the Company.

(2)      SALE OF PIONEER METAL FINISHING

                  In 1997, Pioneer was sold to its management group. The Plan granted immediate 100% vesting to those Pioneer employees who were employed on the sale date. Approximately $33,000 and $8,300,000 in benefit distributions from the Plan relating to the sale of Pioneer were paid in 2000 and 1999, respectively.

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade-date basis, with average cost used in determining gains or losses on sales of investments. Dividends are recorded on ex-dividend dates.

         (b)      INVESTMENT VALUATION

                  Plan investments are stated at fair market value using quoted market prices. Shares of mutual funds are valued at the net asset value to shares held by the plan at year-end.


                  Effective November 2000, and upon enrollment in the Plan, a participant may direct contributions to any of the funds listed below. The current investment funds are as follows:


                  The Calvert Fund - seeks to provide income, whereby the fund normally invests at least 80% of assets in corporate and other fixed-income debt; it invests at 65% in debt rated BBB or better. The fund may invest up to 35% of assets in debt rated below investment grade, and up to 30% in U.S. government and U.S. or foreign bank obligations, foreign securities,

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                  convertibles, or income-producing stocks. At December 31, 2000, 49 plan participants were invested in the Calvert Fund. The value per share and number of shares were $16.14 and 9,491, at December 31, 2000, respectively.


                  The Pin Oak Aggressive Stock Fund seeks long-term growth of capital, whereby the fund normally invests at least 65% of assets in common stock. It invests primarily in companies with market capitalizations between $500 million and $5 billion. At December 31, 2000, 79 plan participants were invested in the Pin Oak Aggressive Stock Fund. The value per share and number of shares were $46.48 and 2,803, at December 31, 2000, respectively.


                  The Plan offers a Self Directed Brokerage Account, whereby the participant invests their account balance in any investment desired, within certain specific limitations. For purposes of the Plan, participants are allowed to direct their investment at their own discretion. The total number of shares was 933,577 and there were 261 plan participants at December 31, 2000.


                  The American Century International Growth Fund seeks capital growth, whereby the fund primarily invests in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation. It usually invests at least 65% of assets in issuers from at least three countries outside the United States. At December 31, 2000, 27 plan participants were invested in the American Century International Growth Fund. The value per share and number of shares were $10.93 and 13,649, at December 31, 2000, respectively.


                  The Excelsior Value and Restructuring Fund - seeks long-term capital appreciation, whereby the fund normally invests at least 65% of assets in common and preferred stocks, and convertible securities issued by companies the fund expects to benefit from restructuring or redeployment of assets. At December 31, 2000, 123 plan participants were invested in the Excelsior Value and Restructuring Fund. The value per share and number of shares were $33.82 and 22,560, at December 31, 2000, respectively.


                  The Fremont U.S. Micro-Cap Fund seeks long-term capital appreciation. The fund ordinarily invests in at least 65% of assets in common stocks and convertible securities issued by micro-cap companies; companies that fall within the smallest 10% of market capitalization of U.S. companies. The fund aims to invest in companies that are in the early stages of emerging-growth cycle. At December 31, 2000, 32 plan participants were invested in the Fremont U.S. Micro-Cap Fund. The value per share and number of shares were $26.87 and 3,212, at December 31, 2000, respectively.


                  The Janus Worldwide Fund seeks long-term growth of capital consistent with preservation of capital. The fund invests primarily in foreign and domestic common stocks. At December

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                  31, 2000, 78 plan participants were invested in the Janus Worldwide Fund. The value per share and number of shares were $56.86 and 3,525, at December 31, 2000, respectively.


                  The White Oak Growth Stock Fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in common stocks. It invests primarily in companies with market capitalizations of greater than $5 billion. At December 31, 2000, 84 plan participants were invested in the White Oak Growth Stock Fund. The value per share and number of shares were $63.07 and 4,107, at December 31, 2000, respectively.


                  The Schwab Institutional Advantage Money Fund is designed for retirement plans, plan participants and other institutional investors who seek maximum current income consistent with liquidity and stability of capital, for investment of their own funds or funds for which they act in a fiduciary, agency or custodial capacity. At December 31, 2000, 42 plan participants were invested in the Schwab Institutional Advantage Money Fund. The number of shares was 181,548 at December 31, 2000.


                  The Strong Growth 20 Fund - Investor Class seeks capital growth. The fund normally invests at least 65% of assets in equity securities. It typically concentrates its investments in a core position of 20-30 common stocks. The fund generally invests in companies whose earnings are judged by the advisor to be in a relatively strong growth trend, and, to a lesser extent, in companies that are thought to be undervalued. At December 31, 2000, 187 plan participants were invested in the Strong Growth 20 Fund - Investor Class. The value per share and number of shares were $25.13 and 76,800, at December 31, 2000, respectively.


                  The Schwab S&P 500 Fund - Select Shares seeks to track the total return performance of stocks that compose the S&P 500 index. The fund normally invests at least 80% of assets in common stocks that compose the index. It buys and sells primarily to match the index, to invest cash from share purchases, or to obtain cash for redemption of shares. At December 31, 2000, 47 plan participants were invested in the Schwab S&P 500 Fund - Select Shares. The value per share and number of shares were $20.37 and 9,035, at December 31, 2000, respectively.


                  The Turner Midcap Growth Fund seeks capital appreciation. The fund normally invests at least 65% of assets in common stocks of companies with market capitalizations between $500 million and $6 billion. At December 31, 2000, 83 plan participants were invested in the Turner Midcap Growth Fund. The value per share and number of shares were $30.59 and 24,314, at December 31, 2000, respectively.


                  The Value Line Asset Allocation Fund seeks total return consistent with reasonable risk. The fund may invest without limit in equities, debt securities, and money-market instruments. Its typical allocation is 55% of assets in equities, 35% in debt securities, and 10% in money-markets. At December 31, 2000, 81 plan participants were invested in the

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


                  Value Line Asset Allocation Fund. The value per share and number of shares were $19.23 and 16,412, at December 31, 2000, respectively.


                  The Weitz Partners Value Fund seeks capital appreciation. The fund invests primarily in undervalued equity securities with low price to earnings, price to cash flow, and price to book ratios. Investments may include common stocks, preferred stocks, convertible securities, rights and warrants. At December 31, 2000, 33 plan participants were invested in the Weitz Partners Value Fund. The value per share and number of shares were $21.51 and 5,141, at December 31, 2000, respectively.

(4)      INVESTMENTS

                  The following presents investments, at fair market value, that represent 5% or more of the Plan's net assets:

                                                                                YEARS ENDED DECEMBER 31,
                                                                                 2000              1999
                                                                           --------------------------------
Growth Investment Company of America
   (0 and 118,443 shares, respectively)                                    $         --           3,844,647

Safeguard Scientifics, Inc.
   (646,129 and 634,113 shares, respectively)                                  4,280,606         34,255,418

Internet Capital Group, Inc.
   (0 and 40,069 shares, respectively)                                               --           6,811,730

Excelsior Value and Restructuring Fund - Class A
   (22,560 and 0 shares, respectively)                                           762,989                --

Strong Growth 20 Fund - Investor Class
   (76,800 and 0 shares, respectively)                                         1,929,985                --

Turner Midcap Growth Fund
   (24,314 and 0 shares, respectively)                                           743,770                --

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

                  During 2000, 1999 and 1998, the plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value by $(42,596,390), $45,797,568 and $(539,432), respectively, as follows:

                                                           YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------
               INVESTMENT                          2000               1999              1998
---------------------------------------------------------------------------------------------------
Mutual funds                                   $    (438,790)            74,156          273,465
Common stock                                     (42,157,600)        45,723,412         (812,807)
                                               -------------      -------------    -------------
                                               $ (42,596,390)        45,797,568         (539,342)
                                               =============      =============    =============

                  In March 2000, the Company paid a three-for-one split of their common shares. The accompanying financial statements reflect this stock split.

(5)      INCOME TAX STATUS

                  Participant contributions are made from compensation before income tax deductions in accordance with Section 401(k) of the Internal Revenue Code (IRC). Participants are not subject to income tax on contributions to the Plan, appreciation in Plan assets, or income earned thereon until their funds are withdrawn from the Plan.

                  The Internal Revenue Service has determined and informed the Company by a letter dated July 15, 1995, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In 2000 the Plan adopted a prototype plan which has received an opinion letter from the IRS that the prototype satisfies the applicable sections of the IRC.

                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(6)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                           YEARS ENDED DECEMBER 31,
                                                 2000              1999               1998
                                         ---------------------------------------------------------
Benefits paid to participants per
   the financial statements              $       993,606          9,158,186          11,414,450
Amounts allocated to
   withdrawing participants                          --                 --           (4,377,087)
                                         ---------------    ---------------     ---------------
Benefits paid to participants per
   Form 5500                             $       993,606          9,158,186           7,037,363
                                         ===============    ===============     ===============


         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                      SCHEDULE I
                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000

      IDENTITY OF ISSUE,                   DESCRIPTION OF INVESTMENT INCLUDING
       BORROWER, LESSOR                      MATURITY DATE, RATE OF INTEREST,                                       CURRENT
       OR SIMILAR PARTY                     COLLATERAL, PAR OR MATURITY VALUE                    COST                VALUE
-------------------------------   -------------------------------------------------------  ------------------  ---------------
Calvert Group                     Calvert Fund                                             $      153,595      $       153,190

Oak Associates Funds              Pin Oak Aggressive Stock Fund                                   171,571              130,265

Various                        *  Self Directed Brokerage Account                               7,097,741            7,097,741

American Century                  American Century International                                  167,777              149,180
Investments                       Growth Fund

Excelsior Funds                   Excelsior Value and Restructuring                               759,776              762,989
                                  Fund

Fremont Funds                     Fremont U.S. Micro-Cap Fund                                     100,312               86,316

Janus                             Janus Worldwide Fund                                            238,089              200,426

Oak Associates Funds              White Oak Growth Stock Fund                                     294,074              259,014

Schwab Funds                      Schwab Institutional Advantage Money Fund                       181,548              181,548

Strong Funds                      Strong Growth 20 Fund - Investor Class                        2,067,331            1,929,985

Schwab Funds                      Schwab S&P 500 Fund - Select Shares                             192,435              184,034

Turner Funds                      Turner Midcap Growth Fund                                       832,915              743,770

Value Line Mutual Funds           Value Line Asset Allocation Fund                                331,731              315,598

Weitz Funds                       Wietz Partners Value Fund                                       107,563              110,575
                                                                                                               -------------------

                                                                                                                    12,304,631

Participant Loans                 Interest rates ranging from 10% to 11.5%                                             101,019
                                                                                                               -------------------
                                  Maturity dated ranging from 1/03 to 8/11.
                                                                                                             $      12,405,650
                                                                                                               ===================

*=This investment includes the stock of Safeguard Scientifics, Inc. which is the Plan Administrator and therefore any transactions related to this investment are party-in-interest transactions.

                                                                     SCHEDULE II
                           SAFEGUARD SCIENTIFICS, INC.
                                 RETIREMENT PLAN

                             Reportable Transactions

                          Year ended December 31, 2000

                             DESCRIPTION OF ASSET, (INCLUDE                                                           EXPENSES
     IDENTITY OF             INTEREST RATE AND MATURITY IN            PURCHASE         SELLING         LEASE        INCURRED WITH
   PARTY INVOLVED                   CASE OF A LOAN)                    PRICE            PRICE         RENTAL         TRANSACTION
----------------------   ---------------------------------------  -----------------   -----------   ------------  ------------------
Aggregate:

                         Calvert Fund                              $      16.00

                         Pin Oak Aggressive Stock Fund                    61.65

                         American Century International
                         Growth Fund                                      12.57

                         Excelsior Value and Restructuring
                         Fund                                             33.70

                         Fremont U.S. Micro-Cap Fund                      31.72

                         Janus Worldwide Fund                             68.63

                         White Oak Growth Stock Fund                      71.77

                         Schwab Institutional Advantage
                         Money Fund                                        1.00

                         Strong Growth 20 Fund                            26.94

                         Schwab S&P 500 Fund                              21.34

                         Turner Midcap Growth Fund                        34.29

                         Value Line Asset Allocation Fund                 20.32

                         Weitz Partners Value Fund                        20.90

                         Vanguard Money Market Prime
                         Portfolio                                                       1.00

                         U.S. Government Securities Fund
                         Bond Fund                                                      12.85

                         Income Fund of America
                         Balanced Fund                                                  15.72

                         Investment Company of America
                         Equity Growth Fund                                             32.13






                             DESCRIPTION OF ASSET, (INCLUDE                              CURRENT VALUE
     IDENTITY OF             INTEREST RATE AND MATURITY IN           COST OF              OF ASSET ON          NET GAIN OR
   PARTY INVOLVED                   CASE OF A LOAN)                   ASSET            TRANSACTION DATE          (LOSS)
----------------------   --------------------------------------- -----------------   ----------------------  ----------------
Aggregate:

                         Calvert Fund                                  149,845                  149,845

                         Pin Oak Aggressive Stock Fund                 161,178                  161,178

                         American Century International
                         Growth Fund                                   144,661                  144,661

                         Excelsior Value and Restructuring
                         Fund                                          736,472                  736,472

                         Fremont U.S. Micro-Cap Fund                    89,495                   89,495

                         Janus Worldwide Fund                          208,994                  208,994

                         White Oak Growth Stock Fund                   282,326                  282,326

                         Schwab Institutional Advantage
                         Money Fund                                    139,564                  139,564

                         Strong Growth 20 Fund                       2,040,690                2,040,690

                         Schwab S&P 500 Fund                           179,173                  179,173

                         Turner Midcap Growth Fund                     822,118                  822,118

                         Value Line Asset Allocation Fund              310,446                  310,446

                         Weitz Partners Value Fund                      98,765                   98,765

                         Vanguard Money Market Prime
                         Portfolio                                     101,438                  101,438

                         U.S. Government Securities Fund
                         Bond Fund                                     125,066                  128,340             3,274

                         Income Fund of America
                         Balanced Fund                                 577,980                  578,780               800

                         Investment Company of America
                         Equity Growth Fund                          4,603,944                4,554,924           (49,020)


A reportable transaction is a transaction or a series of transactions of the same security that involves an amount in excess of 5% of the current value of the net assets at the beginning of the period.